
13000402

No Act
PE 1/31/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/8/13

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.

Dear Mr. Mueller:

This is in regard to your letter dated January 31, 2013 concerning the shareholder proposal submitted by Dignity Health; the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio; and the Benedictine Sisters of Mount St. Scholastica, Inc. for inclusion in Amazon.com's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Amazon.com therefore withdraws its January 22, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Susan Vickers
Dignity Health
susan.vickers@dignityhealth.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 31, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Dignity Health, the Congregation of the Sisters of Charity of the Incarnate Word and the Benedictine Sisters of Mount St. Scholastica
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 22, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, Amazon.com, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof submitted by Dignity Health, the Congregation of the Sisters of Charity of the Incarnate Word and the Benedictine Sisters of Mount St. Scholastica (the "Proponents").

Enclosed as Exhibit A is a letter from Susan Vickers, dated January 30, 2013, withdrawing the Proposal on behalf of the Proponents. As indicated in the cover letters provided by the Proponents when they submitted the Proposal to the Company, Ms. Vickers represents Dignity Health and was also authorized by both the Congregation of the Sisters of Charity of the Incarnate Word and the Benedictine Sisters of Mount St. Scholastica to withdraw the Proposal on their behalf. In reliance on Ms. Vickers' letter, we hereby withdraw the January 22, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Sarah Dods, the Company's Senior Corporate Counsel, at (206) 266-3192.

Sincerely,



Ronald O. Mueller

Enclosure

GIBSON DUNN

cc: Sarah Dods, Amazon.com, Inc.
Susan Vickers, Dignity Health
Lou Whipple, Benedictine Sisters of Mount St. Scholastica
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word

101451427.1

GIBSON DUNN

EXHIBIT A



185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

January 30, 2013

Ms. Sarah Dobs
Senior Corporate Counsel
Amazon.com, Inc
440 Terry Ave North
Seattle, WA 98109

Mr. Ronald O. Mueller
Gibson Dunn
1050 Connecticut Ave. NW
Washington, DC 20036

Dear Ms. Dobs and Mr. Mueller:

I am authorized by Dignity Health, the Congregation of the Sisters of Charity of the Incarnate Word, and Benedictine Sisters of Mount St. Scholastica to withdraw the shareholder proposal) the proposal submitted to Amazon for its 2013 Annual Meeting, "Reducing Health Hazards from Manufacturing and Recycling Lead Batteries".

Sincerely,

Sr. Susan

Susan Vickers, RSM

VP Community Health

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Dignity Health, the Congregation of the Sisters of Charity of the Incarnate Word and the Benedictine Sisters of Mount St. Scholastica
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") submitted by Dignity Health, the Congregation of the Sisters of Charity of the Incarnate Word and the Benedictine Sisters of Mount St. Scholastica (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that the Board of Directors report to shareholders, by December 1, 2013 on options for policies and practices Amazon can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

The recitals to the Proposal assert that the Company "uses large numbers of lead batteries to support its data center operations" and the Supporting Statement indicates that the requested report "should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than [U.S. standards]; and what mechanisms are used . . . to assess supplier/recycler performance against such environmental and occupational performance standards."

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A proposal being framed in the form of a request for a report does not change the nature of the proposal; the Commission has stated that a proposal requesting the dissemination of a report may be excluded under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). As discussed below, the subject matter of the report being requested by the Proposal relates to the Company's ordinary business operations, and the Proposal is therefore excludable under Rule 14a-8(i)(7).

A. *The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Relationships With Its Suppliers.*

The Proposal requests a report on measures Amazon can take "to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain." Amazon is not a manufacturer of lead batteries, and instead the Proposal focuses on lead batteries that the Company obtains for use in its data centers. The Company uses lead batteries in its data centers as one means of providing a transitional backup power supply that would operate in the event of a power outage until the time that other backup systems such as generators begin to operate fully. As such, the Proposal is excludable under Rule 14a-8(i)(7) because, by addressing matters relating to the Company's "supply chain," the Proposal relates to the Company's relationships with its suppliers.

In the 1998 Release, the Commission specifically stated that supplier relationships are an example of an ordinary business matter excludable under Rule 14a-8(i)(7), stating:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the *retention of suppliers* (emphasis added).

In numerous instances, the Staff has concurred that proposals addressing various aspects of supplier or vendor relationships are excludable under Rule 14a-8(i)(7). For example, in *Kraft Foods Inc.* (avail. Feb. 23, 2012), the Staff recently concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that sought a report detailing the ways the company "is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value." The proponents of the *Kraft Foods* proposal quoted a Commission release on the point that "climate change and water may challenge companies 'dependent on suppliers that are impacted by climate change, such as companies that purchase agricultural products from farms adversely affected by droughts or floods.'" The proponents also asserted that "the adoption of a sound water risk management plan will benefit Kraft and its shareholders by enhancing the [c]ompany's opportunities for long-term sustainability." Notwithstanding the proponents' efforts to characterize the proposal as involving sustainability and climate change, the Staff concurred that the proposal was excludable on the grounds that it related to "decisions relating to supplier relationships." *See also Petsmart, Inc.* (avail. Mar. 24, 2011) (concurring in the exclusion of a proposal regarding the compliance of the company's suppliers with certain animal rights statutes as relating to the company's ordinary business operations); *Dean Foods Co.* (avail. Mar. 9, 2007, *recon. denied* Mar. 22, 2007) (concurring in the exclusion of a proposal requesting a report on, among other things, consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships").

As with the proposals at issue in *Kraft Foods* and the other precedent cited above, the Proposal directly relates to the Company's ordinary business operations of managing its relationships with suppliers. The Proposal focuses on the Company's use of lead batteries to support its data center operations and asks the Company to report on policies and practices that can be adopted to reduce certain hazards in the "manufacturing . . . [of] lead batteries in the [C]ompany's supply chain." The concerns cited in the Proposal relate to general occupational and community health hazards of companies involved in manufacturing and processing recycled lead batteries. As to the Company, the recitals in the Proposal assert that "poor management of batteries in our company's supply chain can pose reputational and legal risks to our company." Thus, the Proposal appears to be asking the Company to adopt policies that would pressure its suppliers of lead batteries to adhere to practices that help to mitigate the issues that are noted in the Proposal.

Managing the Company's selection of key technologies and supplier relationships is a core function of the Company's management. To enable the Company's vast online businesses to operate effectively and reliably, it is critical that the Company's data centers have an uninterrupted power supply, including a backup power supply system in the event of a power outage. The Company's technology and sourcing decisions related to the backup power supply systems for its data centers involve numerous factors, including price, technology, capacity, support, reliability and safety. As a result of the number, variety and complexity of issues relating to the sourcing of backup power supply systems, managing the Company's relationships with its suppliers of these backup power supply systems requires the expertise of the Company's management. The Company's decisions relating to the system to use and the supplier relationships are "fundamental to management's ability to run [the C]ompany on a day-to-day basis," and it would be impracticable for shareholders to decide how to address these issues at an annual shareholders meeting. Consequently, as with the precedent cited above, the Proposal may be excluded pursuant to Rule 14a 8(i)(7) because it relates to the Company's ordinary business operations, specifically, decisions relating to the Company's supplier relationships.

B. The Proposal Does Not Focus On A Significant Policy Issue.

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Here, however, the Proposal does not focus on a significant policy issue.

While in some cases, the Staff has denied no-action relief where the central concern of the proposal was a report on broad environmental impacts of a company's operations, such as the environmental impact of water use and pollution,[1] or on sustainability,[2] we believe the Proposal is distinguishable because it relates to the use and disposal of lead batteries in the Company's data center supply chain. The focus of such proposals on the broader question of the environmental impacts of a company's operations caused them to avoid exclusion, whereas a proposal that related to the same resource, water use, but focused primarily on day-to-day decisions the company made about its suppliers' use of that resource, was deemed excludable by the Staff. *See Kraft Foods Inc.* (avail. Feb. 23, 2012) (concurring in the exclusion of a proposal that sought a report detailing the ways the company assessed water risk to its agricultural supply chain and intended mitigation actions on the grounds that it related to "decisions relating to supplier relationships"). The acquisition, use and disposal of lead batteries at Company data centers is one limited issue arising in the Company's day-to-day interactions with one of its many types of suppliers, and does not rise to the level of

---

[1] *See Fossil, Inc.* (avail. Mar. 5, 2012) (concluding that a proposal that requested a report on "the company's supply chain standards related to environmental impacts – particularly water use and related pollution" was not excludable because it "focuses primarily on the environmental impacts of Fossil's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate").

[2] *See Wal-Mart Stores, Inc.* (avail. Mar. 29, 2011) (denying no-action relief for a proposal asking that the company's suppliers publish annual sustainability reports because the company had not demonstrated that the proposal did not "focus on the significant policy issues of sustainability and human rights").

policy significance that the Staff has required to deny no-action relief, such as the environmental impact of a company's operations, sustainability or human rights.

Moreover, the fact that a proposal may touch upon issues relating to human health does not raise a significant policy issue when a company's involvement with the issue is only tangential. For example, in *The Home Depot, Inc.* (avail. Mar. 4, 2009), the Staff permitted the exclusion of a proposal that requested a report on policy options to reduce consumer exposure to mercury and other toxins in a specific line of company products. *See also Family Dollar Stores, Inc.* (avail. Nov. 6, 2007) (concurring in the exclusion of a proposal requesting a report evaluating policies and procedures for minimizing customers' exposure to toxic and hazardous materials in marketed products). Like the proposals in *Home Depot* and *Family Dollar Stores*, the Proposal focuses on an ordinary business matter—in this case, the Company's management of relationships with its suppliers—and therefore is excludable even though the Proposal also addresses a substance that in some contexts can be harmful.

Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Sarah Dods, the Company's Senior Corporate Counsel, at (206) 266-3192.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sarah Dods, Amazon.com, Inc.
Susan Vickers, Dignity Health
Lou Whipple, Benedictine Sisters of Mount St. Scholastica
W. Esther Ng, Congregation of the Sisters of Charity of the Incarnate Word

101438185.12

GIBSON DUNN

EXHIBIT A



185 Berry Street, Suite 300
San Francisco, CA 94107
dignityhealth.org

December 5, 2012

Mr. Jeffrey P. Bezos
President & Chief Executive Officer
Amazon
440 Terry Ave North
Seattle, WA 98109

Dear Mr. Bezos:

Dignity Health is a shareholder of Amazon. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

I enclose a letter I wrote in September inquiring about Amazon's policies and procedures related to the purchasing and recycling of lead batteries. To date, I have received no response. I would welcome the opportunity to discuss this important issue with appropriate representatives from Amazon.

Absent that opportunity for dialogue, Dignity Health hereby submits the enclosed proposal, Reducing Health Hazards from Manufacturing and Recycling Lead Batteries, for inclusion in the proxy statement for consideration and action by the 2013 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Dignity Health has held over $2000.00 worth of Amazon stock for more than one year and will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filer will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosures

cc: Julie Wokaty, Interfaith Center on Corporate Responsibility
Rich Liroff, Investor Environmental Health Network

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas Amazon uses large numbers of lead batteries to support its data center operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted investments to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by December 1, 2013 on options for policies and practices Amazon can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

1 http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

2 http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075



185 Berry St., Suite 300
San Francisco, CA 94107
direct 415-438-5500
fax 415-591-2335
dignityhealth.org

September 18, 2012

Mr. Jeffrey P. Bezos
President & Chief Executive Officer
Amazon
440 Terry Ave North
Seattle, WA 98109

Dear Mr. Bezos

As shareholders in Amazon, we are writing to inquire about the policies and procedures our company has adopted to protect itself from potential reputational and legal risks associated with the purchasing and recycling of lead batteries used in company business. We believe that our company should be responsible for proper recycling of lead batteries and for sourcing of lead batteries only from manufacturers complying with strict occupational health and emission standards.

As you may be aware, there have been many published articles and media reports of lead poisoning incidents in communities surrounding lead battery manufacturing and recycling facilities in Mexico, China and other developing countries. The neurotoxic and developmental impacts of lead have been well-established for years, leading to, for example, global action to reduce and eliminate lead in paint and gasoline. We believe that manufacturers, retailers, and major business consumers of lead batteries should be vigilant in minimizing the health hazards of the batteries they make, sell, and use.

We believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet the recently updated U.S. environmental standards.

Large consumers of lead batteries can play a significant role in improving the environmental performance of lead battery manufacturing and recycling. For example, Sprint has engaged all of their vendors approved to collect and recycle lead batteries from its facilities and found that there is sufficient capacity for all to be recycled at US facilities. Sprint is now planning to require these vendors to use a waste manifest or similar system to track battery shipments to ensure that batteries sent for recycling are processed in licensed facilities based in the US. Sprint is also committed to publishing a formal battery policy that will address sourcing of batteries, including assuring that manufacturers and subvendors outside the US meet minimum performance standards such as those in the BEST Standard 1001 for Lead Battery Manufacturers. The BEST Standard is a comprehensive environmental program for lead battery plants, which covers lead emissions, occupational exposures, and a broad range of additional environmental criteria. (See: http://www.okinternational.org/lead-batteries/BEST-Standard)

Since data center operators are large consumers of lead batteries, we are contacting you to inquire if you have initiated any measures to improve the sustainability of your lead battery purchasing and recycling practices. We would appreciate your responding to the following questions:

- Do you have a policy that specifically addresses the end-of-life recycling of used lead batteries? Do you have any controls in place to ensure that they are not being shipped to recycling facilities in countries with pollution standards and controls that are less strict than those in the U.S? How do you track your shipments of used lead batteries to determine their ultimate destination? Please describe your policy and your controls, and provide data on your experience implementing them.

- What challenges do you foresee in adopting a policy to restrict your waste contractors to recycling your used lead batteries exclusively at facilities in the U.S.?

- Does your staff, or do contracted or independent third parties, audit your suppliers and recyclers against industry specific environmental and occupational performance standards? Do you routinely compile data on the number of your suppliers meeting environmental and occupational performance standards and have you developed plans to raise these numbers? What have been your results and what are your future goals? Do you track and report on your suppliers' environmental emissions, average blood lead levels among production employees, and results of ambient air testing required by authorities? What data have you found and what follow-up actions have you taken?

- Do you require your suppliers to demonstrate that their facilities meet industry specific performance standards by obtaining certification under the Better Environmental Sustainability Targets (BEST) standard?

- What plans, if any, do you have to report publicly, e.g., via your website, on your policies, practices, and results?

Our goal is to increase awareness of industry hazards and to encourage our company to make knowledgeable purchasing and disposal decisions based on the environmental and occupational performance of lead battery producers and recyclers.

We ask that you respond to these questions by October 12th, 2012. Please address your reply to Susan Vickers, VP, Community Health.

Sincerely,



Sr. Susan Vickers, RSM
VP, Community Health
Dignity Health

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569

Client: 03981-00145

December 21, 2012

VIA OVERNIGHT MAIL

Susan Vickers
Vice President Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107

Dear Ms. Vickers:

I am writing on behalf of our client, Amazon.com, Inc. (the "Company"), which received on December 14, 2012, the shareholder proposal you submitted on behalf of Dignity Health entitled "Reducing Health Hazards from Manufacturing and Recycling Lead Batteries" for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The purpose of this letter is to inform you that the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received proof that Dignity Health has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Dignity Health must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 5, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Dignity Health's shares (usually a broker or a bank) verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 5, 2012); or

(2) if Dignity Health has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Dignity Health's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Dignity Health continuously held the requisite number of Company shares for the one-year period.

If Dignity Health intends to demonstrate ownership by submitting a written statement from the "record" holder of Dignity Health's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Dignity Health can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Dignity Health's broker or bank is a DTC participant, then Dignity Health needs to submit a written statement from its broker or bank verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 5, 2012).

(2) If Dignity Health's broker or bank is not a DTC participant, then Dignity Health needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Dignity Health continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 5, 2012). Dignity Health should be able to find out the identity of the DTC participant by asking its broker or bank. If its broker is an introducing broker, Dignity Health may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Dignity Health's shares is not able to confirm Dignity Health's individual holdings but is able to confirm the holdings of Dignity Health's broker or bank, then Dignity Health needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year

> period preceding and including the date the Proposal was submitted (December 5, 2012), the requisite number of Company shares were continuously held: (i) one from Dignity Health's broker or bank confirming Dignity Health's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a shareholder must provide the Company with a written statement that it intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. Dignity Health's submission is not sufficient in this respect because it merely states that Dignity Health "will continue to hold shares in the company through the stockholder meeting" but does not specify the amount to be held. To remedy this defect, Dignity Health must submit a written statement that it intends to continue holding the requisite number of Company shares through the date of the Company's 2013 Annual Meeting of Shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sarah C. Dods, Senior Corporate Counsel, Amazon.com, Inc.

101431162.2



185 Berry St., Suite 300
San Francisco, CA 94107
direct 415-438-5500
fax 415-591-2335
dignityhealth.org

January 3, 2013

Ronald Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N. W.
Washington, DC 20036-5306
For Amazon.com

Dear Mr. Mueller,

Please find enclosed as requested in the letter we received via FedEx on December 26, 2012, the proof of stock ownership from Dignity Health. Dignity Health will continue to hold the requisite number of shares of Amazon.com common stock through the date of the 2013 Annual Shareholder Meeting of Shareholders.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP, Community Health

[SI/ti]

STATE STREET GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

December 11, 2012

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from December 5, 2011 – December 5, 2012. The December 5, 2012 share positions are listed below:

Security	CUSIP	Shares
Amazon.Com	023135106	138,264

Please let me know if you have any questions.

Regards,





Sisters of Charity of The Incarnate Word

4503 Broadway
San Antonio, Texas 78209-6267
(210) 828-2224
(210) 828-9741 FAX

FAX

To: MICHELLE WATSON **From:** ESTHER NG

Fax: 206 266 7010 **Pages:** 3 (NOT INCLUDING COVER)

Phone: **Dates:** 12-11-2012

Re: AMAZON.COM, INC **CC:**

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

- **Comments**


SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

December 11, 2012

L. Michelle Wilson
Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Sent by Fax: 206-266-7010

Dear Ms. Wilson:

I am writing you on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio to co-file the stockholder resolution on a Report on Reducing Health Hazards from Manufacturing and Recycling Lead Batteries. In brief, the proposal states: Resolved: Shareholders request that the Board of Directors report to shareholders, by December 1, 2013 on options for policies and practices Amazon can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

I am hereby authorized ~~to notify you of our intention to co-file this shareholder proposal with Dignity~~ Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2750 shares or $2000 worth of Amazon.com, Inc. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be **Sr. Susan Vickers of Dignity Health who can be reached at 415-438-5511 or at susan.vickers@dignityhealth.org. Sr. Susan Vickers** as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

W. Esther Ng

Esther Ng
General Treasurer

Enclosure: 2013 Shareholder Resolution

4503 Broadway • San Antonio, TX 78209 • ph 210.828.2224 • fx 210.828.9741 • www.amormeus.org

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas Amazon uses large numbers of lead batteries to support its data center operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted investments to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by December 1, 2013 on options for policies and practices Amazon can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075


SISTERS OF CHARITY OF THE INCARNATE WORD

Called to be God's love in today's world

Sands Capital Management, Inc
Mr. T. Perry Williams, CFA
1101 Wilson Blvd, Suite 2300
Arlington, VA 22209

December 11, 2012

RE: <u>Congregation of the Sisters of Charity of the Incarnate Word, San Antonio</u>

Dear Perry:

We are in the process of filing a shareholder resolution with AMAZON.COM. Our filing letter is dated December 11, 2012. The letter of verification ~~needs to have this date~~ and needs to arrive no later than December 27, 2012. We have included a sample letter.

This information should be sent to:

L. Michelle Wilson
Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the Amazon.com proxies to us.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: DTC Custodian Sample Letter

4503 Broadway • San Antonio, TX 78209 • ph 210.828.2224 • fx 210.828.9741 • www.amormeus.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569

Client: 03981-00145

December 21, 2012

VIA OVERNIGHT MAIL

Esther Ng
General Treasurer
The Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209

Dear Ms. Ng:

I am writing on behalf of our client, Amazon.com, Inc. (the "Company"), which received on December 11, 2012, the shareholder proposal you submitted on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio (the "Congregation") entitled "Reducing Health Hazards from Manufacturing and Recycling Lead Batteries" for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The purpose of this letter is to inform you that the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date we have not received proof that the Congregation has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Congregation must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 11, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Congregation's shares (usually a broker or a bank) verifying that the Congregation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 11, 2012); or

(2) if the Congregation has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Congregation's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Congregation continuously held the requisite number of Company shares for the one-year period.

If the Congregation intends to demonstrate ownership by submitting a written statement from the "record" holder of the Congregation's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Congregation can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Congregation's broker or bank is a DTC participant, then the Congregation needs to submit a written statement from its broker or bank verifying that the Congregation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 11, 2012).

(2) If the Congregation's broker or bank is not a DTC participant, then the Congregation needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Congregation continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 11, 2012). The Congregation should be able to find out the identity of the DTC participant by asking its broker or bank. If its broker is an introducing broker, the Congregation may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Congregation's shares is not able to confirm the Congregation's individual holdings but is able to confirm the holdings of the

> Congregation's broker or bank, then the Congregation needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 11, 2012), the requisite number of Company shares were continuously held: (i) one from the Congregation's broker or bank confirming the Congregation's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sarah C. Dods, Senior Corporate Counsel, Amazon.com, Inc.
Susan Vickers, Dignity Health

101431163.2



Mount St. Scholastica
Benedictine Sisters

DATE: 12.11.12
TO: Michelle Wilson, Secretary
ORGANIZATION: Amazon.com Inc
FAX: 206-266-7010
FROM: Lou Whipple
PAGES: 3 including cover page

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org



Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

December 11, 2012

L. Michelle Wilson
Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Sent by Fax: 206-266-7010 (this is to the Legal Department – be sure Michelle Wilson's name is on the cover sheet)

Dear Ms. Wilson:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica, Inc. to co-file the stockholder resolution on a Report on Reducing Health Hazards from Manufacturing and Recycling Lead Batteries. In brief, the proposal states: Resolved: Shareholders request that the Board of Directors report to shareholders, by December 1, 2013 on options for policies and practices Amazon can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Dignity Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 246 shares of Amazon.com, Inc. stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be **Sr. Susan Vickers of Dignity Health who can be reached at 415-438-5611 or at susan.vickers@dignityhealth.org. Sr. Susan Vickers** as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple, OSB

Lou Whipple, OSB
Business Manager

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 ✱ Fax: (913) 360-6190
www.mountosb.org

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the New York Times reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico. Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas Amazon uses large numbers of lead batteries to support its data center operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted investments to reduce emissions from lead battery recycling;

Whereas proponents further believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by December 1, 2013 on options for policies and practices Amazon can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities, how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075


Merrill Lynch
Wealth Management
Bank of America Corporation

December 11, 2012

L. Michelle Wilson
Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

FAX: 206-266-7010

RE: Co-filling of shareholder with Amazon – Reducing Health Hazards from Manufacturing and Recycling Batteries
RE: Mt St Scholastica, TIN# 48-0548363

Dear Ms Wilson,

As of December 11, 2012 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 246 shares of Amazon.com, Inc. common stock. These shares have been held with Merrill Lynch, DTC number 5198.

If you need further information, please contact us at 316-631-3513.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers between retirement accounts**	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management 4803 Deer Lake Drive West Jacksonville FL 32246-6485 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street Concourse Level, South Building New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: 6550113516 Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302